Filed pursuant to Rule 424(b)(3)

                                 219,986 Shares


                     INTELECT COMMUNICATIONS SYSTEMS LIMITED

                                  Common Shares
                                   -----------

         Of the 219,986 common shares, par value US $0.01 per share (the "Common Shares"), of Intelect Communications Systems Limited ("Intelect Communications Systems Limited" or the "Company") covered by this Prospectus for the account of certain shareholders of the Company (the "Selling Shareholders"), 169,986 shares were issued to certain shareholders of the Company in a private placement, and 50,000 shares were issued to a former employee of one of the Company's subsidiaries. See "Selling Shareholders." The Common Shares covered by this Prospectus are issuable in connection with certain financings and in satisfaction of certain registration rights obligations of the Company to a former employee. All of the shares offered hereunder are to be sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of the shares by the Selling Shareholders.

         The Selling Shareholders may from time to time sell the shares covered by this Prospectus on the Nasdaq National Market in ordinary brokerage transactions, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices. See "Plan of Distribution." The Common Shares are traded on the Nasdaq National Market under the symbol ICOMF.

                            -------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            -------------------------

                The date of this Prospectus is December 19, 1996.









                              AVAILABLE INFORMATION

         The  Company  is  subject  to  the  informational  requirements  of the
Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such materials may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.com. The Common Shares of the Company are traded on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Shares offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, as certain items are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Company and the Common Shares offered hereby, reference is made to such Registration Statement and the exhibits and schedules thereto, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission at prescribed rates.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission are incorporated herein by reference:

         (1) The Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1995 and the Company's Transition Report on Form 10-K for the transition period from November 1, 1995 to December 31, 1995;

         (2) The proxy statement for the Company's Annual Meeting of Shareholders held on June 26, 1996;

         (3) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996; and

         (4) The Company's Current Reports on Form 8-K dated November 10, 1995, February 20, 1996 and April 12, 1996 and Amendments to such Current Reports on Form 8-K/A dated December 4, 1995, April 12, 1996 and June 3, 1996, respectively.

         All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Shares registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (without exhibits to such documents other than exhibits specifically incorporated by reference into such documents). Requests for such copies should be directed to the Secretary of the Company, Reid House, 31 Church Street, Hamilton, Bermuda HM12, telephone (441) 295-8639. Statements in documents incorporated by reference shall be deemed modified by statements herein. Statements so modified shall constitute part of this Prospectus only as so modified.

 ENFORCEABILITY OF CIVIL LIABILITIES UNDER UNITED STATES FEDERAL SECURITIES
 LAW

         The Company conducts its business operations through direct and indirect subsidiaries. The parent company is a Bermuda company and holds its assets, including the assets of such subsidiaries, outside the United States. A majority of the Company's directors and officers are not residents of the United States. Certain of the Company's assets and most of the assets of its directors and officers are located outside the United States. As a result, it may be difficult for investors in the Common Shares to (i) effect service of process within the United States upon the Company or such persons, or (ii) realize in the United States upon the judgments of courts of the United States against the Company or such persons predicated upon the civil liability provisions of the United States federal securities laws. The Company has been advised by its Bermuda counsel, Appleby, Spurling & Kempe, that there is doubt (i) whether a judgment of a United States court predicated solely upon the civil liability provisions of the United States federal securities laws would be enforceable in Bermuda against the Company or such persons, and (ii) whether an action could be brought in Bermuda against the Company or such persons in the first instance on the basis of a liability predicated solely upon the provisions of the United States federal securities laws.

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                                   THE COMPANY

         Intelect Communications Systems Limited ("Intelect Communications Systems Limited" or the "Company") was incorporated under the laws of Bermuda in April 1980 and operated under the name of Coastal International, Ltd. until September 1985 and as Challenger International, Ltd. until December 1995. The Company has several operating subsidiaries (including Intelect, Inc.
("Intelect") based in Richardson, Texas and Intelect Europe Limited ("Intelect Europe") based in Derbyshire, England). Unless the context otherwise indicates, the Company refers to Intelect Communications Systems Limited and its subsidiaries.

         During the year ended October 31, 1995 the Company acquired Intelect and Intelect Europe and disposed of its previous principal operating subsidiary, Savage Corporation ("Savage"). During the quarter ended March 31, 1996, the Company acquired DNA Enterprises, Inc. ("DNA") and Intelect Visual Communications Corp. (formerly known as Mosaic Information Technologies Inc.) ("IVC"). The Company's operations are now focused in the field of providing multimedia voice, data and video products and systems for communications-critical applications.

         The Company's executive offices are located at Reid House, 31 Church Street, Hamilton, Bermuda HM12 (telephone: (441) 295-8639).

                                 USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of Common Shares offered hereby.


                              SELLING SHAREHOLDERS

         Certain of the Selling Shareholders were issued Common Shares covered by this Prospectus in a private placement upon their release to the Company of
(i) certain subordinated debentures of Intelect, and (ii) certain rights under an Option Agreement among the Selling Shareholders, the Company and Intelect. One of the Selling Shareholders, Robert M. Bolder, was issued Common Shares covered by this Prospectus in connection with the execution of an employment agreement as president of IVC.

         In each case, the issuance of Common Shares to the Selling Shareholders was undertaken pursuant to Section 4(2) of the Securities Act.

         The following table sets forth the number of Common Shares beneficially owned by each of the Selling Shareholders as of October 28, 1996, the number of shares to be offered by each of the Selling Shareholders pursuant to this Prospectus and the number of shares to be beneficially owned by each of the Selling Shareholders if all of the shares offered hereby are sold as described herein. Except as provided below, the Selling Shareholders have not held any positions or offices with, been employed by, or otherwise had a material relationship with, the Company or any of its predecessors or affiliates since October 1, 1993 (other than as shareholders of Intelect prior to the acquisition of Intelect by the Company).

         Of the Selling Shareholders,  the following were directors of Intelect:
Lucille M. Moore, Richard G. Grey and Franklin Tokioka. Of the Selling Shareholders, the following were officers and employees of Intelect: Lucille M. Moore, William H. Barkhurst, Thomas R. Howes and Eric J. Robson. Toni Willems was an employee of Intelect. Shoeb Javed is an employee of Intelect and Edwin Ducayet is an employee and officer of Intelect. Thomas R. Howes is an employee and officer of Intelect Systems Corp., a subsidiary of Intelect Communications Systems Limited. Eric J. Robson is an employee and officer of DNA, a subsidiary of Intelect Communications Systems Limited. Robert M. Bolder is the former president of IVC.


                                                Number of                                                Number of
                                              Common Shares                                            Common Shares
                                               Beneficially                   Number of                Beneficially
              Name of                             Owned                     Common Shares               Owned After
        Selling Shareholder                as of October 28, 1996           Offered Hereby               Offering
        -------------------                --------------------             --------------               --------
William H. Barkhurst                              2,338                         2,338                        0
William H. Barkhurst and
Karelyn B. Barkhurst                              3,129                         3,129                        0
Leo Luther Bass                                   2,607                         2,607                        0
Robert M. Bolder                                 50,000                        50,000                        0
Jeannette A. Bullis                                 134                           130                        4
Joe M. Chow and Marian K.
Chow                                                156                           156                        0






                                       -5-






Philip J. Daunton and                            10,029                        10,029                        0
Nancy G. Daunton, Trustees
Dickey & Co.                                      2,807                         2,807                        0
Dole Food Company, Inc.                          32,282                        32,282                        0
Edwin Ducayet                                    20,672(1)                      2,338                   18,334(1)
Norma Jean Feaster                                  521                           521                        0
Eleanor Fleming                                     130                           130                        0
Richard G. Grey                                  13,820                        13,820                        0
Charles J. Hartman and
Margaret A. Hartman,
JTWROS                                            2,138                         2,138                        0
Willis E. Hoff and Anila D.                         104                           104                        0
Hoff
Thomas R. Howes                                  20,672(1)                      2,338                   18,334(1)
John J. Jaquette, Trustee                         1,355                         1,355                        0
Shoeb Javed                                       6,169(2)                      1,169                    5,000(2)
Edmund M. Keating                                   723                           723                        0
Bharat Kinariwala                                   312                           312                        0
Macario Q. Laygui and                               625                           625                        0
Julita A. Laygui
Lucille M. Moore, Trustee                        35,073                        35,073                        0
Thomas R. Moore, Trustee                         35,073                        35,073                        0
National Securities and                          13,559                        13,559                        0
Investment, Inc.
Kenneth G. Neifert and                              521                           521                        0
Ayako Neifert
Eric J. Robson                                   10,360(1)                      2,026                    8,334(1)
Christopher J. Stevens                            3,129                         3,129                        0
D. Jean Striker-Martin                              130                           130                        0
Reinhold A. Sundeen, M.D.                           200                           200                        0
Franklin Tokioka                                    782                           782                        0
Carolyn Walters                                     130                           130                        0

Toni Willems                                        312                           312                        0
--------------------------
(1)   Includes options to purchase 8,334 Common Shares exercisable before December 30, 1996.

(2)   Includes options to purchase 5,000 Common Shares exercisable before December 30, 1996.

                              PLAN OF DISTRIBUTION

      Common Shares covered hereby may be offered and sold from time to time by the Selling Shareholders. The Selling Shareholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. Such sales may be made in the over-the-counter market or otherwise, at prices related to the then current market price or in negotiated transactions, including pursuant to an underwritten offering or one or more of the following methods: (a) purchases by the broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (b) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (c) block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction. The Company has been advised by the Selling Shareholders that they have not made any arrangements relating to the distribution of the shares covered by this Prospectus. In effecting sales, broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or discounts from the Selling Shareholders in amounts to be negotiated immediately prior to the sale.

      In offering the Common Shares covered hereby, the Selling Shareholders and any broker-dealers and any other participating broker-dealers who execute sales for the Selling Shareholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the Selling Shareholders and the compensation of such broker-dealer may be deemed to be underwriting discounts and commissions. In addition, any shares covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus. None of the shares covered by this Prospectus presently qualifies for sale pursuant to Rule 144.

      The Company has advised the Selling Shareholders that during such time as they may be engaged in a distribution of Common Shares included herein they are required to comply with Rules 10b-6 and 10b-7 under the Exchange Act (as those Rules are described in more detail below) and, in connection therewith, that they may not engage in any stabilization activity in connection with Intelect securities, are required to furnish to each broker-dealer through which Common Shares included herein may be offered copies of this Prospectus, and may not bid for or purchase any securities of the Company or attempt to induce any person to purchase any Intelect securities except as permitted under the Exchange Act. The Selling Shareholders have agreed to inform the Company when the distribution of the shares is completed.

      Rule 10b-6 under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for or purchasing, for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 10b-7 governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security.

      This offering will terminate on the earlier of (a) the date on which the shares are eligible for resale pursuant to Rule 144 under the Securities Act or
(b) the date on which all shares offered hereby have been sold by the Selling Shareholders.


                          DESCRIPTION OF CAPITAL STOCK

      The authorized share capital of the Company is US $950,000, divided into 80,000,000 Common Shares of US $0.01 par value each (the "Common Shares") and
15,000,000 Serial Preferred Shares of US $0.01 par value each (the "Preferred Shares"). As of October 14, 1996, there were 13,794,055 Common Shares and no Preferred Shares issued and outstanding.

COMMON SHARES

      The holders of Common Shares shall be entitled to rank pari passu in all respects with each other holder of Common Shares. Any shareholder who is a holder of Common Shares shall be entitled to one vote for each Common Share held by such holder. Subject to the payment of preferential amounts to which the holders of any Preferred Shares which may be issued from time to time may be entitled, holders of the Common Shares shall be entitled, pro rata to their holding of Common Shares, to participate in any assets or surplus of the Company distributable in any liquidation, dissolution or winding-up of the Company.

PREFERRED SHARES

      The Preferred Shares may be issued from time to time in one or more series and in such amount as may be established or designated from time to time by the Board of Directors in accordance of the Bye-Laws of the Company. The Board of Directors has the authority to establish and designate any unissued Preferred Shares as a series of such of shares.

VARIATION OF RIGHTS

      If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of three-fourths of the issued and outstanding shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of the class in accordance with the relevant provisions of the Companies Act 1981 of Bermuda. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

           LIMITATIONS ON OWNERSHIP OF SHARES BY RESIDENTS OF BERMUDA

      Under the Exchange Control Act of 1972 of Bermuda, the issue and transfer of shares of Bermuda companies such as the Company is subject to the prior general approval of the Bermuda Monetary Authority (the "Authority"). The Authority has approved the issue and subsequent unrestricted transfer of the Shares offered by this Prospectus to and between persons and corporations considered by the Authority to be nonresidents of Bermuda for foreign exchange purposes. The issue or transfer of Shares of the Company to persons or corporations considered by the Authority to be residents of Bermuda for foreign exchange purposes will require the specific approval of the Authority.

                                  LEGAL MATTERS

      The validity of the Common Shares offered by the Selling Shareholders hereby will be passed upon by Appleby, Spurling & Kempe, Hamilton, Bermuda.

                                     EXPERTS

      The consolidated financial statements and financial statement schedules of Intelect Communications Systems Limited as of December 31, 1995 and October 31, 1995 and 1994 and for the two month period ended December 31, 1995 and each of the years in the three-year period ended October 31, 1995, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick, Hamilton, Bermuda, independent chartered accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The consolidated financial statements of Intelect, Inc. as of April 24, 1995 and December 31, 1994 and 1993 and for the years ended December 31, 1994 and 1993 and the period from January 1, 1995 to April 24, 1995, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, Dallas, Texas, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The financial statements of DNA Enterprises, Inc. as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, Dallas, Texas, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The financial statements of Mosaic Information Technologies Inc. (a development stage company) as of December 31, 1995, 1994 and 1993 and for each of the years in the three-year period ended December 31, 1995 and for the period from January 24, 1992 (date of inception) through to December 31, 1995, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, New York, New York, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The report of KPMG Peat Marwick LLP covering Mosaic Information Technologies Inc. (a development stage company) financial statements as of December 31, 1995, 1994 and 1993 and for each of the years in the three-year period ended December 31, 1995 and for the period from January 24, 1992 (date of inception) through to December 31, 1995, contains an explanatory paragraph which states that the Company's recurring losses from operations since inception, working capital deficiency and net capital deficiency raise substantial doubt about the entity's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                                   PROSPECTUS

                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Available Information.............................................          2
Incorporation of Certain Documents by Reference...................          2
Enforceability of Civil Liabilities Under
  United States Federal Securities Laws...........................          3
The Company.......................................................          4
Use of Proceeds...................................................          5
Selling Shareholders..............................................          5
Plan of Distribution..............................................          7
Description of Capital Stock......................................          7
Legal Matters.....................................................          8
Experts...........................................................          8